Exhibit 99.1

TRANSLATION

(Company Code: 2158)

June 23, 2015

To our shareholders

2-12-23, Kounan, Minato-ku, Tokyo

UBIC, Inc.

Masahiro Morimoto, Chief Executive Officer

NOTICE OF RESOLUTIONS

AT THE 12TH GENERAL MEETING OF SHAREHOLDERS

We hereby provide notice that at the 12th general meeting of shareholders of UBIC, Inc. held today, the following items were reported and resolved.

Sincerely yours,

Masahiro Morimoto

Chief Executive Officer

Items reported:

1.              Details of our Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and the Audit and Supervisory Board on the audit results of our Consolidated Financial Statements for the fiscal year ended March 31, 2015.

2.              Details of our Nonconsolidated Financial Statements for the fiscal year ended March 31, 2015.

In this respect, the contents of the above two documents were reported.

Items resolved:

Item 1 Appropriation of Retained Earnings

This item was resolved as originally proposed. The dividend was determined as follows:

1.              Type of dividend property

Cash

2.              Allocation of dividend property and its total amount

Dividend per share in common stock of the Company: 3 yen

Total amount of dividend: 106,472,190 yen

3.              Effective date of dividend payment

June 24, 2015

Item 2 Partial Amendments to the Articles of Incorporation

This item was resolved as originally proposed.

Item 3 Election of One (1) Substitute Audit and Supervisory Board Member

This item was resolved as originally proposed.

The election of the following one (1) substitute audit and supervisory board member was resolved: Akira Suzuki.

Item 4 Issuance of Subscription Rights to Shares as Stock Options

This item was resolved as originally proposed, authorizing up to up to 200,000 shares of common stock of the Company, in accordance with Articles 236, 238 and 239 of the Companies Act of Japan, the determination of the subscription requirements of subscription rights to stock to be issued as stock options to Directors, Audit and Supervisory Board Members, Executive Officers, and employees of the Company, and Directors and employees of the Company’s subsidiaries.

In addition, since the gratis issuance of subscription rights to stock to Directors or Audit and Supervisory Board Members of the Company falls under their non-monetary remuneration, and the amount of which is not fixed, it was resolved that the specific method for calculating the amount and their details.

End